UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:

John Wood Group plc
(Exact name of registrant as specified in its charter)

15 Justice Mill Lane, Aberdeen, AB11 6EQ, United Kingdom
+44 1224 851000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, 4 2/7 p each
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☒
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History
A.
John Wood Group plc, or JWG, is a successor issuer that is filing this Form 15F pursuant to Rule 12h-6(d) and is relying on the reporting history of Amec Foster Wheeler plc, or AFW, the issuer to which JWG has succeeded under Rule 12g-3.  On March 13, 2017, JWG announced a recommended all-share offer for AFW effected by means of a Scheme of Arrangement, which was approved by the shareholders of AFW at a meeting held on June 15, 2017.  Pursuant to the orders of the High Court of Justice in England and Wales, the Scheme of Arrangement became effective on October 6, 2017 with JWG completing the acquisition of 100% of the issued capital of AFW on October 6, 2017.

AFW first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on November 6, 2014.
B.
AFW has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity
JWG’s securities have never been sold in the United States in a registered offering under the Securities Act of 1933.
Item 3.	Foreign Listing and Primary Trading Market
A.
JWG has maintained a listing of its ordinary shares on the London Stock Exchange, or LSE, which is located in the jurisdiction of the United Kingdom. The LSE constitutes the primary trading market for JWG’s ordinary shares.

B.	JWG’s shares were listed on the LSE on June 5, 2002. JWG has maintained the listing of its ordinary shares on the LSE since this date, which is more than 12 months preceding the filing of this Form.
C.
During the 12-month period beginning 15 September 2016 and ending 15 September 2017, trading of JWG shares in the United Kingdom constituted 63.07%, of the trading in the JWG’s ordinary shares, which was greater than the trading market for JWG shares in the United States.

Item 4.	Comparative Trading Volume Data
JWG’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:
A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is 15 September 2016 and ending 15 September 2017.

B.	During this 12-month period, the average daily trading volume of JWG’s ordinary shares in the United States and on a worldwide basis was 463 shares and 5,763,142 shares, respectively.
C.
For the same 12-month period, the average daily trading volume of JWG’s ordinary shares traded in the United States represented 0.01% of the average trading volume of that class of securities on a worldwide basis.

D.	Not applicable.
E.	JWG has not terminated a sponsored ADR facility regarding its ordinary shares.
F.
The trading volume information used for determining whether the JWG meets the requirements of Rule 12h-6 under the Exchange Act was obtained from the LSE and Bloomberg. Trading volume information in the United States was obtained from Bloomberg, and trading volume information in the United Kingdom was obtained from the LSE.

Item 5.	Alternative Record Holder Information
Not applicable.
Item 6.	Debt Securities
Not applicable.
Item 7.	Notice Requirement
A.
As required by Rule 12h-6(h), JWG published a notice in the U.S. disclosing its intent to terminate its duty, as a successor issuer to AFW, to file reports under Section 13(a) and Section 15(d) of the Exchange Act on October 6, 2017.

B.
The notice was disseminated via the PR Newswire service which confirmed to JWG that the notice would be distributed through its newswire in the United States.  In addition, the notice is attached as an exhibit to this Form 15F and was posted on JWG’s website (www.woodgroup.com/investors).

Item 8.	Prior Form 15 Filers
Not applicable.

2

PART II

Item 9.	Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in JWG’s primary trading market on which it will publish the information required under Rule 12g3-2(b)(1)(iii) is beta.companieshouse.gov.uk/.

PART III

Item 10.	Exhibits

Attached as an exhibit to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing JWG’s intent to terminate its duty, as a successor issuer to AFW, to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, JWG has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, JWG certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

JOHN WOOD GROUP PLC

By:	/s/ David Miller Kemp
Name: David Miller Kemp
Title: Director
Dated: October 6, 2017